UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Appointment of New Chief Executive Officer of East Buy

On December 16, 2023, the board of directors of East Buy Holding Limited (“East Buy”) (SEHK: 1797), a majority-owned subsidiary of New Oriental Education & Technology Group Inc. (the “Company”), has appointed Mr. Yu Minhong, chairman of the board of directors of the Company, as the Chief Executive Officer of East Buy, effective immediately. On the same day, board of directors of East Buy had dismissed Mr. Sun Dongxu from the position as Chief Executive Officer of East Buy and re-designated him from his position as Executive Director of East Buy. Mr. Yu will remain as the chairman of the board of directors of East Buy and will be re-designated as an Executive Director of East Buy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: December 18, 2023

[Signature Page to 6-K]